UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ACADIA Pharmaceuticals Inc.
File No. 000-50768 - CF#35991

ACADIA Pharmaceuticals Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on November 5, 2015, August 4, 2016 and November 7, 2016.

Based on representations by ACADIA Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 5, 2015	through February 27, 2021
10.1	10-Q	August 4, 2016	through February 27, 2021
10.1	10-K	November 7, 2016	through February 27, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary